Mail Stop 4561

July 20, 2006

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

      Re: **Xerox Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 001-04471

Dear Mr. Zimmerman:

We have reviewed your response letter dated June 28, 2006 and the above referenced filing and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Summary of Accounting Policies

Revenue Recognition, page 36

1.   Based on your response to prior comment number 2 in your letter dated June 28, 2006, it appears as though you do not separately account for coding error fixes of embedded software included in the provisions of your full service maintenance agreements. Further

describe the nature, frequency and amount of "coding error fixes." Tell us the basis for your accounting treatment that these error fixes are not post contract customer support under SOP 97-2. That is, indicate whether the coding error fixes change the functionality or capabilities of the embedded software or correct errors in the software similar to coverage under warranty.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant